CUSIP 35177Q105	Page 1 of 7 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.  3)

France Telecom
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

35177Q105
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 35177Q105	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amundi Group
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 86,017,893
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 204,444,547
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,444,547 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7%
12	TYPE OF REPORTING PERSON
FI

CUSIP 35177Q105	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amundi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 85,291,505
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 187,610,566
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,208,934 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2%
12	TYPE OF REPORTING PERSON
HC

CUSIP 35177Q105	Page 4 of 7 Pages

Item 1.	(a)	Name of Issuer:
France Telecom

	(b)	Address of Issuer's Principal Executive Offices:
6, place d'Alleray
75505 Paris Cedex 15
France

Item 2.	(a)	Name of Persons Filing:
Amundi Group
Amundi

(b)	Address of Principal Business Office or, if none, Residence :

Both Amundi Group and Amundi maintain their principal offices at:
90 boulevard Pasteur
75015 Paris, France

(c)	Citizenship:

Both Amundi Group and Amundi are organized under the laws of the Republic of France.

(d)	Title of Class of Securities:
Ordinary Shares

(e)	CUSIP Number:
35177Q105

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	[ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
	(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	[X] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1) (ii)(J).

CUSIP 35177Q105	Page 5 of 7 Pages

(k) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of instutition:

Amundi Group is a holding company organized under the laws of France as a societe anonyme.
Amundi is an investment company organized under the laws of France as a societe anonyme.

Item 4.	Ownership.
Amundi Group is an affiliate of Credit Agricole S.A., a French bank, which holds 73.6% of the stock of Amundi Group. Amundi is a wholly-owned subsidiary of Amundi Group.

(a) Amount Beneficially Owned: See Item 9 of each cover page.

(b) Percent of Class: See Item 11 of each cover page.

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote:
See Item 5 of each cover page.

(ii) Shared power to vote or direct the vote:
See Item 6 of each cover page.

(iii) Sole power to dispose or direct the disposition of:
See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of:
See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

CUSIP 35177Q105	Page 6 of 7 Pages

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        EXECUTED as a sealed instrument this 13th day of February, 2012.

Amundi Group

By:	/s/ L. Legouet
By: L. Legouet
Title: Amundi Group General Counsel

Amundi

By:	/s/ L. Legouet
By: L. Legouet
Title: Amundi General Counsel

CUSIP 35177Q105	Page 7 of 7 Pages

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of ordinary shares of France Telecom that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 13th day of  February, 2012.

Amundi Group

By:	/s/ L. Legouet
By: L. Legouet
Title: Amundi Group General Counsel

Amundi

By:	/s/ L. Legouet
By: L. Legouet
Title: Amundi General Counsel